UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 28, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

On January 17, 2011, VimpelCom Ltd. (“VimpelCom”) announced that its Supervisory Board gave its final approval for the proposed combination of VimpelCom and WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.) (the “Transaction”). A special general meeting of VimpelCom shareholders to approve certain proposals in relation to the Transaction (the “Special General Meeting”) is scheduled to take place on March 17, 2011. The formal notice of the Special General Meeting was issued by VimpelCom on January 17, 2011 and a proxy statement (the “Proxy Statement”) in relation to the Special General Meeting was furnished to the U.S. Securities and Exchange Commission as Exhibit 99.1 to VimpelCom’s Report of Foreign Private Issuer on Form 6-K on February 15, 2011.

VimpelCom is furnishing on the attached Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K
(the “Form 6-K”) press releases in relation to the Transaction, which were issued on February 27, 2011 and February 28, 2011, respectively.

This Form 6-K shall be deemed to be incorporated by reference into the Proxy Statement.

Exhibit List

99.1	Press Release, dated February 27, 2011.

99.2	Press Release, dated February 28, 2011.

Exhibit 99.1

VIMPELCOM CONFIRMS SUPERVISORY BOARD RECOMMENDATION THAT SHAREHOLDERS VOTE “FOR” PROPOSALS AT SPECIAL GENERAL MEETING SCHEDULED FOR MARCH 17, 2011; ANNOUNCES ISS DECISION

Amsterdam and New York (February 27, 2011) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) today affirmed that the Company’s Supervisory Board recommends that VimpelCom shareholders vote “FOR” approval of the issuance of VimpelCom common shares and convertible preferred shares and the increase of VimpelCom’s authorized share capital needed to complete the combination of VimpelCom and Wind Telecom S.p.A. (“Wind Telecom”). The Company also believes that Institutional Shareholder Services (ISS), a proxy advisory firm, has reached an incorrect conclusion in its recommendation regarding the proposed combination of VimpelCom and Wind Telecom, a conclusion which is contrary to the recommendation of VimpelCom’s three independent directors.

In contrast to the recommendation of ISS, in a report dated February 25, 2011, Glass Lewis & Co., a leading independent proxy advisory firm, recommended that VimpelCom shareholders vote “FOR” the issuance of common and convertible preferred shares and the increase in authorized share capital needed to complete the combination, saying that “the Company should be provided the flexibility to use its equity in a manner that could provide funding for its operations and enhance shareholder value.”

Jo Lunder, the Chairman of VimpelCom’s Supervisory Board, commented: “As Chairman of the Company and an independent director, I am convinced that the Supervisory Board and management have thoroughly reviewed and considered all aspects of this transaction. The majority of the board, including all three independent directors, supports the expansion of our growth platform as it is strategically compelling and financially attractive. The Company looks forward to the upcoming Special General Meeting and is confident the combination will be approved when all our shareholders have a chance to vote.”

The Special General Meeting of VimpelCom is scheduled to take place on March 17, 2011 to approve the issuance of up to 325,639,827 VimpelCom common shares and 305,000,000 convertible preferred shares and the increase of VimpelCom’s authorized share capital needed to complete this transaction.

VimpelCom’s Supervisory Board and Management Board recommend shareholders vote “FOR” the proposals proposal by signing, dating and returning the WHITE voting card received from the Company.

Shareholders who need assistance or have questions about the voting process should call VimpelCom’s proxy solicitor, D.F. King & Co., Inc., toll-free in North America at +1 800 431 9645, toll-free in Continental Europe at 00800 5464 5464, +44 207 920 9700 from other locations, or call collect at +1 212 269 5550.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of, and approvals relating to, the Transaction (including the demergers); the expected benefits of the Transaction; plans relating to the proposed Transaction; the ability to complete the Transaction in view of the various closing conditions, the ability of either party to terminate the Transaction prior to the VimpelCom SGM and the possibility of legal challenge (including request for injunctive relief) by Telenor with respect to its claims to pre-emptive rights or otherwise; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Transaction; the possibility that Telenor may bring a legal challenge (including request for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin

VimpelCom

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200

Tel: +7 495 974 58 88

www.vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

eeprokhorova@beeline.ru

Tel: +7 495 725 07 08

For all other questions, please contact our communications advisor Financial Dynamics:

UK:	+44 (0) 20 7269 7180
US:	+1 (212) 850 5723

Exhibit 99.2

VIMPELCOM WELCOMES EGAN-JONES RECOMMENDATION TO

SUPPORT THE COMBINATION WITH WIND TELECOM S.P.A.

Amsterdam and New York (February 28, 2011) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that Egan-Jones Proxy Services, a leading independent proxy advisory firm, recommends that VimpelCom shareholders vote “FOR” approval of the issuance of VimpelCom common shares and convertible preferred shares and the increase of VimpelCom’s authorized share capital needed to complete the combination of VimpelCom and Wind Telecom S.p.A. (“Wind Telecom”).

In its report dated February 27, 2011, Egan-Jones stated that its review “centered on the strategic, corporate governance and financial aspects of the proposed transaction” and that it “views the proposed transaction to be a desirable approach in maximizing shareholder value.”

The Egan-Jones recommendation follows an equally favorable recommendation from Glass Lewis. VimpelCom has received positive “FOR” recommendations from two out of the three proxy advisory firms. The positive Egan-Jones recommendation provides further confirmation that the expansion of the Company’s growth platform is strategically compelling and financially attractive, which is consistent with the view of VimpelCom’s independent directors who have recommended that shareholders vote in favor of the combination with Wind Telecom at the Special General Meeting of VimpelCom.

The Special General Meeting of VimpelCom is scheduled to take place on March 17, 2011 to approve the issuance of up to 325,639,827 VimpelCom common shares and 305,000,000 convertible preferred shares and the increase of VimpelCom’s authorized share capital needed to complete the combination with Wind Telecom.

VimpelCom’s Supervisory Board and Management Board recommend shareholders to vote “FOR” the proposals by signing, dating and returning the WHITE voting card received from the Company.

Shareholders who need assistance or have questions about the voting process should call VimpelCom’s proxy solicitor, D.F. King & Co., Inc., toll-free in North America at +1 800 431 9645, toll-free in Continental Europe at 00800 5464 5464, +44 207 920 9700 from other locations, or call collect at +1 212 269 5550.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

About WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.)

WIND TELECOM S.p.A. is a leading international telecommunications company offering mobile, fixed, Internet and international communication services. WIND TELECOM S.p.A. owns 100% of Wind Telecomunicazioni S.p.A. and 51.7% of Orascom Telecom Holding SAE, which in turn operates GSM networks in Algeria, Bangladesh, Egypt, Pakistan, North Korea, and in Canada through its indirect equity ownership in Globalive Wireless. WIND TELECOM S.p.A., through its subsidiaries, is currently serving 117 million subscribers worldwide and is the entry point of choice for both technically advanced attractive markets and high-growth under-penetrated emerging markets.

About Egan-Jones Proxy Services

Egan-Jones provides research, recommendations and voting services for domestic and foreign proxy proposals offered in annual subscriptions priced according to the number of securities covered. Each proxy proposal is carefully weighed to understand its impact on overall shareholder value, and for Taft-Hartley clients to ensure that the rights and interests of labor are respected. Egan-Jones also fully understands the key characteristics of effective corporate governance and the cumulative benefits to a company whose management is able to preserve these values. Egan-Jones is uniquely positioned with the proven analytical savvy and real time experience required to unravel even the most complicated proxy voting issues. Equally important, Egan-Jones Proxy Services is completely independent. In order to safeguard the integrity of its recommendations, Egan-Jones does not sell consulting services to management or board members regarding any proxy related issues.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated approvals relating to the transaction with Wind Telecom; the expected benefits of the transaction; plans relating to the proposed transaction; the ability to complete the transaction in view of the various closing conditions, the ability of either party to terminate the transaction prior to the VimpelCom Special General Meeting and the possibility of further legal challenge by Telenor with respect to its claims to pre-emptive rights or otherwise; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the transaction; the possibility that Telenor may succeed in its legal challenges (including in its request for injunctive relief) or may bring further legal challenges against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin

VimpelCom

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200

Tel: +7 495 974 58 88

www.vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

eeprokhorova@beeline.ru

Tel: +7 495 725 07 08

For all other questions, please contact our communications advisor Financial Dynamics:

UK: +44 (0) 20 7269 7180

US: +1 (212) 850 5723